SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on November 16, 2020.

By letter dated November 16, 2020, CRESUD S.A.C.I.F. y A. ("CRESUD" or "the Company"), reports that in relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, Series XXIV Notes were exchanged for a Nominal Value of USD 65,075,746 (US dollars sixty-five million seventy-five thousand seven hundred forty-six).

For this reason, the Company will proceed to cancel the Notes that are detailed below:

Series XXIV Notes
Conditions	Issuance Date: November 14, 2018. Maturity Date: November 14, 2020. Nominal Value originally issued: USD 73,605,400 (US dollars seventy-three million six hundred five thousand four hundred).
Nominal Value to be cancelled	N/V USD 65,075,746 (US dollars sixty-five million seventy-five thousand seven hundred forty-six).
Nominal Value under circulation	N/V USD 8,529,654 (US dollars eight million five hundred twenty-nine thousand six hundred fifty-four).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 16, 2020